UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras Begins Operation of the SNOX Unit at RNEST
—

Rio de Janeiro, December 19, 2024 – Petróleo Brasileiro S.A. - Petrobras informs that it has begun operation of the atmospheric emissions reduction unit (SNOX) at the Abreu e Lima refinery (RNEST), located in the city of Ipojuca, in the Brazilian state of Pernambuco. The emissions reduction will allow the refinery to increase its current processing by 27,000 barrels per day (bpd), in compliance with the emissions limit set by the local environmental authority, from 88,000 bpd to 115,000 bpd.

The SNOX is the first emissions reduction unit in refining, both in Brazil and in the Americas, with the capability to transform sulfur oxide (SOx) and nitrogen oxide (NOx) into sulfuric acid, thus adding a new product to the company's portfolio. The produced acid, among other uses, is an important input for the treatment and generation of drinking water.

In the process of eliminating SOx, the unit also produces energy in the form of steam, which will be used in the refinery facilities, reducing the consumption of gas for energy production and contributing to making RNEST more energy efficient.

Expansion of RNEST

Preparations are also underway to begin the Revamp (expansion) works of Train 1, which will increase the refinery’s capacity by 15,000 bpd, improve the flow of light products, and enhance the processing capacity of pre-salt oil. The Revamp works of Train 1 are expected to be completed in the first quarter of 2025. Petrobras will also begin the procurement process to complete the works of Train 2, which will add 130,000 bpd to RNEST’s capacity.

Among all Brazilian refineries, RNEST has the highest conversion rate of crude oil to diesel (70%). With the completion of the RNEST scope (SNOX, Revamp Train 1, and Train 2), the refinery will have the capacity to process 260,000 barrels of oil per day, with an increase in national S-10 diesel production of approximately 13 million liters per day.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer